Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  May 15, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 901
       Zacks International Income Advantage Strategy Portfolio, Series 2
                              File No. 333-180252
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to the comments that you raised during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 901, filed on March 21, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Zacks International Income Advantage Strategy Portfolio, Series 2 (the "Trust"). This letter serves to respond to your comments.

Security Selection
------------------

     1. In the first and second bullets of the first paragraph, please clarify the meaning of "domiciled." In addition, please disclosure the source that will provide this information.

     Response: The disclosures for the first and second bullets have been revised as follows, respectively:

     Emerging Market ADR Segment: American Depository Receipts ("ADRs"), as of Security Selection Date, of companies whose primary security listing is within one of the following countries defined as an Emerging Market by Morgan Stanley Capital International ("MSCI"): Brazil, Chile, China, Columbia, Czech Republic, Egypt, Hungary, India, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey.

     Developed Market ADR Segment: ADRs, as of Security Selection Date, of companies whose primary security listing is within one of the following countries defined as a Developed Market Country by MSCI: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, United Kingdom and United States.

     2. Emerging Market ADR Segment - In step 1, please define "parent companies," "domiciled" and "emerging market countries."

     Response: The disclosure has been revised to state: "Limit the universe of ADRs, as of Security Selection Date, to companies whose primary security listing is within one of the following countries defined as an Emerging Market by MSCI:
Brazil, Chile, China, Columbia, Czech Republic, Egypt, Hungary, India, Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey.

     3. Emerging Market ADR Segment - In step 2, please specify what kind-of "dividend" must be paid and define "major securities exchange."

     Response: The disclosure has been revised to state: "Eliminate ADRs that have not paid a cash dividend in the last 12 months and those that are not listed on a domestic stock exchange headquartered within the United States."

     4. Emerging Market ADR Segment - In step 3, please clarify the meaning of "indicated annual dividend" and "three-year average indicated annual dividend." For example, is this by current rate of dividend or trailing 12-months? In addition, is the "three-year average indicated annual dividend" three years of paid dividends?

     Response: The disclosure has been revised to state: "Eliminate ADRs that do not have an indicated annual dividend greater than their 3 year average indicated annual dividend. Indicated annual dividend is defined as the ADR's trailing 12 months dividend. The 3 year average indicated annual dividend is defined as the ADR's trailing 36 month average indicated annual dividend as reported by Zacks Investment Research, Inc."

     5. Emerging Market ADR Segment - Step 5 states that "payout ratio is defined as dividends per share divided by earning per share." Please disclosure the period that is used and the source that will provide this information.

     Response: The disclosure has been revised to state: "Rank the remaining ADRs by payout ratio, where payout ratio is defined as, at Security Selection Date, an ADR's current dividend per share divided by its current earnings per share as reported by Zacks Investment Research, Inc., and eliminate the 10% with the highest payout ratios."

     6. Emerging Market ADR Segment - In step 6, please clarify the meaning of "dividend yield."

     Response: The disclosure has been revised to state: "Rank the remaining ADRs based on the their current dividend yield, where dividend yield is defined as, at Security Selection date, an ADR's last reported dividend divided by its current market price, and select the 15 with the highest dividend yield for inclusion in the trust."

     7. Emerging Market ADR Segment - In step 7, please revise the example because the math does not work, i.e., 5% of 50% does not equal 10%. In addition, please disclose what happens if more than 5% of the segment is in the financials sector.

     Response: The disclosure regarding the example has been revised to state:
"For example, if the Aggregate Dividend Yield of the Emerging Market ADR Segment is 50%, an ADR with a dividend yield of 3.5% will have a weighting equal to 7% (in other words, 3.5% divided by 50% equals 7% of the Aggregate Dividend Yield) of the Emerging Market ADR Segment."

     In addition, the following replaces the last sentence of the bullet: "No more than 5% of the Emerging Market ADR Segment may be invested in companies in the financial sector, at Security Selection Date, as defined by Zacks Investment Research, Inc. Should the security selection process result in the financial sector's allocation exceeding the 5% maximum, the allocation of the financial sector portion of the Emerging Market ADR Segment will be limited to 5% of the trust portfolio and those securities in the financial sector will be re-weighted to a maximum 5% allocation. Consequently, the non-financial sector ADRs in the Emerging Market ADR Segment will also be re-weighted to an allocation of 15% of the trust portfolio."

     8. Developed Market ADR Segment - In step 1, please define "parent companies," "domiciled" and "developed market countries."

     Response: The disclosure has been revised to state: "Limit the universe of ADRs, as of Security Selection Date, to companies whose primary security listing is within one of the following countries defined as a Developed Market Country by MSCI; Canada, United States, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Israel, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, United Kingdom, Australia, Hong Kong, Japan, New Zealand, Singapore."

     9. Developed Market ADR Segment - Please apply the comments from the "Emerging Market ADR Segment" to the "Developed Market ADR Segment," as applicable.

     Response: The disclosure has been revised as requested.


     10. Closed-End Fund Segment - In step 1, please define "`non-U.S.' assets."

     Response: The following has been added to the end of the bullet: ", where "non-U.S. assets" is defined as any security whose primary listing exchange is not a domestic stock exchange headquartered within the United States."


     11. Closed-End Fund Segment - In step 2, please disclose the date that is used to assess whether Closed-End Funds "have less than $150 million in assets under management."

     Response: The disclosure has been revised to add ", as of the Security Selection Date," after "Closed-End Funds that."


     12. Closed-End Fund Segment - Please apply the comments from the "Emerging Market ADR Segment" to the "Closed-End Fund Segment," as applicable.

     Response: The disclosure has been revised as requested.


     13. International REIT Segment - In step 1, please define "developed market."

     Response: The disclosure has been revised to state: "Eliminate REITs, as of Security Selection Date, whose primary security listing is not within one of the following countries defined as a Developed Market Country by MSCI; Canada, United States, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Israel, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, United Kingdom, Australia, Hong Kong, Japan, New Zealand, Singapore."

     14. International REIT Segment - In step 2, please clarify the meaning of "trade in the U.S." Does this mean any public U.S. exchange?

     Response: The disclosure has been revised to state: "Eliminate REITs that do not trade on a domestic stock exchange headquartered within the United States."


     15. International REIT Segment - Please apply the comments from the "Emerging Market ADR Segment" to the "International REIT Segment," as applicable.

     Response: The disclosure has been revised as requested.


     16. Commodities/Natural Resources Segment - In step 1, please define "involved" and "commodities business operations."

     Response: The disclosure has been revised to state: "Limit the universe to companies that, according to their most recent Form 10-K filing with the Securities and Exchange Commission, derive the largest percentage of their total revenues from natural resources and/or commodities business operations. Zacks uses a proprietary research database to categorize companies. Examples of industries that fall into natural resources and/or commodities business operations are: agricultural products and operations, metals mining and processing, oil/gas exploration and drilling, transportation services."

     17. Commodities/Natural Resources Segment - Please apply the comments from the "Emerging Market ADR Segment" to the "Commodities/Natural Resources Segment," as applicable.

     Response: The disclosure has been revised as requested.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren